

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via Facsimile</u>
Guixiong Qiu, CEO
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China, 510627

>   **Re: Tanke Biosciences Corporation**
>   **Item 4.01 Form 8-K**
>   **Filed May 20, 2011**
>   **Item 4.01 Forms 8-K/A**
>   **Filed June 20, 2011 and July 5, 2011**
>   **File No. 000-53529**

Dear Mr. Qiu:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Ethan Horowitz
>
>   Ethan Horowitz
>   Branch Chief

cc: Evan L. Greebel
        Katten Muchin Rosenman LLP
        Fax: (212) 894-5883